Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-16159

Alliance partners announce intention to combine as one global firm

John Haley
While the business combination would be technically an acquisition of the assets of the Partnership by the Company, the management structures and shareholding arrangements of the new global entity reflect our intention to continue to operate as a partnership...with a small p! The success of the alliance is founded on common goals and aspirations, and mutual respect. Our intention for the future is to build on this strong foundation, not to change it.

Paul Thornton
It is really important to have a single global strategy. Having two firms doesn't allow us to optimise the opportunities that are out there. The combined business will have much more financial muscle to make the strategic acquisitions we need for profitable growth. One of our first priorities will be to review our overall strategy to assess how we can best take advantage of opportunities across the globe. When considering the future opportunities of the new Watson Wyatt Worldwide, we recognise that our firm has a unique heritage and is considered by all of us as a special place to work. We will no longer be a Partnership but we are committed to maintaining the exceptional spirit of the firm.

Babloo Ramamurthy
Streamlined decision-making means a more efficient organisation where decisions can be made on a much broader basis throughout the firm within an agreed framework. The right people are empowered to make decisions and are held accountable for them. We need to be able to respond much more rapidly to changes in the market and to implement decisions quickly if we are to stay ahead of the game.

Philip Brook
The combination of the Partnership and the Company will be a particularly welcome development for I&FS. North America represents an important strategic territory for our practice and the merger will give us the opportunity to position ourselves as a significant player in this marketplace. More generally, the access to capital provided by the merger will enable the practice to realise its global ambitions more easily.

David Dow
After the deal, the firm's combined revenues from processing, administration, technology and data activities, in one form or another, amount to hundreds of millions of dollars per annum. In all of the areas involved, there is scope for us to co-ordinatate our technology better and improve our delivery methods to provide more effective services for clients. There are some excellent opportunities to leverage skills and service capabilities across the continents.

Richard Timmins
As we integrate we need to share resources and share knowledge to get the best solutions. The potential for access to capital is exciting as it will enable us to invest to strengthen our position as a global player.

This coverage of the proposed combination between the businesses of Watson Wyatt & Company and Watson Wyatt LLP has been developed by WWLLP management for LLP associates. It is not intended for publication or for use outside the Partnership. Associates are reminded that they should refrain from communicating with anyone not employed by Watson Wyatt & Company or Watson Wyatt LLP regarding the proposed transaction, and refrain from all forms of written communication regarding the transaction, or any communication including forecasts or projections about either company (see back cover for communication guidelines and restrictions).

Your questions answered

What is the process and timeline for finalising the business combination?

First, the two firms must sign final agreements relating to the transaction. Then, we must go through a process of securing stockholder and main partner approval for the deal and registration of the shares to be issued. We are aiming to close the deal on or before 1 July 2005. While our communications during this timeframe will be limited by US securities laws, we will alert you to key milestones and the release of publicly available information.

How does it affect Watson Wyatt LLP associates?

We have had a successful alliance for nearly 10 years, so for the vast majority of associates this means business as usual. We will of course be looking to leverage our resources (for example, people, processes, systems) even more fully on a global basis.

How does it affect employment terms and conditions?

The business of Watson Wyatt LLP will be carried on by a new company which will continue to do business as Watson Wyatt Worldwide. Employment contracts will transfer to the new company and we will be entering a period of consultation with associates in advance of the transfer taking place.

We will be looking at the various elements of employment and HR policies. However, since the alliance was formed, the HR programs of the two firms have been steadily converging. Inevitably some elements will need to be altered to accommodate the integration of the two firms. Any proposed changes will be communicated as part of the process.

What will happen to my bonus and salary review this year?

The current plan is that FY05 bonuses will be paid out and the 2005 salary review round will take place in the usual way in 2005, although WWLLP Bands 5 and 6 will be reviewed in October.

Will Watson Wyatt LLP associates be able to participate in stock ownership programs?

This is under discussion with WW&C in the light of new accounting standards.

Will we look for cost savings/ redundancies?

Cost savings are not the prime driver of this decision. We do not have any specific plans at the moment but as always we continue to look for ways to integrate and leverage our business as effectively as possible.

What will happen to Business Services?

In the months after the final agreement is signed, it is likely that some associates within Business Services will be involved in activities directly related to integrating the two firms. The timetable for the integration process has not been finalised yet so we are not able to give a definitive answer to this question. However, the recent Business Services benchmarking surveys revealed a generally high level of efficiency in core support areas so there is a strong platform for future improvements. As the Business Services mission statement states, we are always looking at ways to improve the quality and efficiency of the services provided by Business Services, so change is always on the cards.

What does this mean for the overall management structure of Watson Wyatt Worldwide?

John Haley will be president and chief executive officer of the unified firm, and Babloo Ramamurthy will be European regional manager. The firm will be managed, at the highest level, through the Global Matrix. Members of the Global Matrix will be chaired by John Haley and will include Philip Brook, David Dow, Carl Mautz, JP Orbeta, Babloo Ramamurthy, Paul Thornton, Roger Urwin, Alan Whalley and Gene Wickes. (See organisation chart on back page.)

What will happen to our current pension model?

There is no intention to make any changes to the pension scheme design as a consequence of the transaction with WW&C, so we anticipate that the current pension arrangements will continue for the foreseeable future.

Are any changes to the management structure of the European side of the WWW operation anticipated as a result of the combination?

The Euro Matrix is being reformulated with new terms of reference. Other changes in reporting lines and structure are being discussed and will be communicated as soon as possible with consultation as appropriate.

How will career paths change with the new structure?

The Learning & Development team have been working with the firm's Training partners forum on re-defining the skills and behaviours required of consultants throughout their career with the firm. This has been consolidated into a new learning and development offering which will be rolled out to coincide with the performance review process in April. Obviously there will be new opportunities as we move towards a more globally integrated firm but it is too soon to say when these might come into effect.

The work of the Global Integration Committee

The associate presentation made reference to a team of four senior representatives, two from each firm, who together form the Global Integration Committee. The committee consists of:

•
Paul Thornton

•
Babloo Ramamurthy

•
John Haley (CEO of WW&C)

•
Gene Wickes (Global Head of the Benefits Group)

Eurotalk spoke briefly to Paul Thornton who is chairing the committee to ask about the role and activities of this group.

ET  How was the composition of the committee decided?

PT  The four of us had been working closely together in the months preceding the announcement and we had built up a good understanding of the areas that required further investigation and resolution so we were well placed to co-ordinate the resolution of all integration issues in the months ahead.

ET  There's an awful lot that needs to be done in the next few months. How are you tackling this?

PT  We are driving ourselves hard to finalise the deal as quickly as possible. We need to achieve clarity and equilibrium so that we can all focus on the future with confidence.

We therefore need to prioritise the activities and engage appropriate people to lead different activity streams. The first priority has to be finalising the financial, structural and legal details that will enable the execution of the definitive documents, and the preparation of documents containing information relating to WW&C stockholders and WWLLP main partner approval. This is being managed by support teams feeding back to a Task Force reporting to the Main Partners.

Closely aligned to this are the individual discussions with key , starting with the Equity Partners and cascading down as required, to ensure that the impact of this development on individuals is understood and accepted. Tim Ovington and the HR team will be taking a lead role in this area.

There are activities that are fundamental to enabling us to realise the inherent benefits of the business combination such as global integration of service lines and support services. These do not have to be finalised immediately to enable deal closure but there is a huge benefit in terms of helping associates to focus on the future if we start early and establish a line of sight. The Global Integration Committee has therefore identified three of a team of five to review the future integration of Business Services. The milestone table identifies some probable streams of activity. The Global Integration Committee has not yet had time to consider the implications of each area, how these might best be handled and in what timescales so further details will be communicated as decisions are made.

/s/ PAUL THORNTON

Milestone Chart

Structure Chart

Additional Information

Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holders free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings, A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the "company") management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company's common stock and on the company's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction), failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner, significant transaction costs expected, unknown liabilities, the success of the company's marketing, development and sales programs following the transaction, the company's ability to maintain client relationships and attract new clients following the transaction, general economic and business conditions that affect the company following the transaction, the level of capital resources required for future acquisitions, post-closing sales of the company's common stock received by former Watson Wyatt LLP partners, and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company's continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company's services; and other factors discussed under "Risk factors" in the company's Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.